FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1             Name and Address of Company

Talisman Energy Inc.
Suite 2000
888 – 3rd Street SW
Calgary, AB  T2P 5C5

Item 2            Date of Material Change

May 8, 2015

Item 3             News Release

A news release disclosing the material change was issued through Marketwire on May 8, 2015.

Item 4             Summary of Material Change

On May 8, 2015, the acquisition of Talisman Energy Inc. (“Talisman”) by Repsol S.A. ("Repsol") by way of an arrangement under the Canada Business Corporations Act was completed.  Under the arrangement, a wholly-owned subsidiary of Repsol acquired all of the outstanding common shares of Talisman at a price of US $8.00 per share and all of the outstanding preferred shares at a price of Cdn. $25.1093 (representing Cdn. $25.00 plus accrued and unpaid dividends) per share.

Item 5.1         Full Description of Material Change

On May 8, 2015, the acquisition of Talisman by Repsol  by way of an arrangement under the Canada Business Corporations Act was completed. Under the arrangement, a wholly-owned subsidiary of Repsol acquired all of the outstanding common shares of Talisman at a price of US $8.00 per share and all of the outstanding preferred shares at a price of Cdn. $25.1093 (representing Cdn. $25.00 plus accrued and unpaid dividends) per share.

Following the completion of the arrangement, the common shares and preferred shares were delisted from the Toronto Stock Exchange and the common shares are in the process of being delisted from the New York Stock Exchange, in accordance with its rules.  Notwithstanding the delisting of its common and preferred shares, Talisman will remain a reporting issuer in all provinces and territories of Canada, as a result of Talisman’s debt securities currently outstanding.

Item 5.2         Disclosure for Restructuring Transactions

N/A

Item 6            Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7            Omitted Information

N/A

Item 8             Executive Officer

For further information, contact David Newby, Senior Vice-President, Finance and Treasurer  by telephone at (403) 237-1280.

Item 9             Date of Report

May 14, 2015